

04 APR -5 ∩ 7:21
April 2, 2004



VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finai
450 Fifth Street, N.W.
Washington, D.C. 20549



04024110

Re: SPL WorldGroup B.V., File No. 82-34708 /   Additional Submission Pursuant
        to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

        The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

        Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Letter to Shareholders from the President and CEO, dated March 23, 2004; and
2. Updated extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated March 17, 2004 (in Dutch and accompanied by its English translation), with an explanatory Annex.

        By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

        If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

        Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

                                Very truly yours,

                                Richard V. Zolezzi
                                Senior Vice President and General Counsel

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.



Innovate·Adapt·Excel

0⁴ APR -5 ⁻¹ 7:21

March 23, 2004

To the Shareholders of
SPL WorldGroup B.V.

Dear Shareholder:

I am writing to you to update you on an important development at SPL WorldGroup.

On February 25, 2004 we signed a definitive agreement to sell the SSA (Search Software America) business to Intellisync (NASDAQ – SYNC) for $20m in cash.   On March 15, 2004 that deal was closed. SSA has a sophisticated name matching software product that was used by various commercial accounts and government agencies around the world to identify, match, screen and discover persons in large databases. The business had revenue of approximately $12m and profits of $2.5- $3.0m. It was growing at the rate of 3% per year. It was a well run but it had absolutely nothing to do with SPL's focus on the customer care and billing market. SPL had been looking for the right opportunity to sell SSA and after almost a year of negotiation, we finally concluded a very favorable transaction for SPL shareholders.

We currently have $ 58 million in cash on hand and no debt. In the coming months we intend to use some of that cash to acquire complementary products, which will enhance our position in the utility market and at the same time, increase our revenue and profitability.   We have carefully selected possible acquisition targets and are now closing in on two such opportunities. Over the next 2 years we plan to become the first truly integrated solution provider in the utility market – placed squarely between those suppliers who read meters and the ERP vendors.

During that time, we will continue to consider the appropriate time to have a liquidity event for our shareholders. We understand that this is an important consideration for many long-time investors in SPL and we are preparing the company to maximize shareholder value for just such an event.

Yours sincerely,

/s/
Harry Debes
President and CEO

04 APR -3 7:21



KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798   Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken
voor Amsterdam

Rechtspersoon:
Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statuten-wijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 732.625,70 ....
Gestort kapitaal	:EUR 732.625,70 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:
Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 17-03-2004   Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798   Blad 00002

	Staten van Amerika ....
Infunctietreding	:09-02-1998 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Rotbard, Aliza ....
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië ....
Adres	:Sea & Fun, Rozenblum 6 #6101, Tel-Aviv, Israël
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Gruffat, Jean-Claude ....
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk ....
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk .
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Peirce, Roger Leland ....
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten .
	van Amerika ....
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, ..
	Ver. Staten van Amerika ....
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Israelstam, Lenard Sidney ....
Geboortedatum en -plaats	:14-02-1936, Johannesburg, Zuid-Afrika ....
Adres	:Nachshol street 4, Arsuf 46920, Israël ....
Infunctietreding	:06-10-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Debes, Harry ....
Geboortedatum en -plaats	:17-02-1951, Torren, Duitsland ....
Adres	:5440 South Elm Court, Denver, Colorado, Ver. ..
	Staten van Amerika ....
Infunctietreding	:19-12-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

20,00 17-03-2004   Blad 00003 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798   Blad 00003

Alleen geldig indien door de kamer voorzien van een ondertekening.

46,32   Amsterdam, 17-03-2004

Voor uittreksel

mw. B. van Groningen

HOOFDKANTOOR
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T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798   Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

---

<u>Legal person:</u>

Legal form	:Besloten Vennootschap (Private Limited .... Liability Company) ....
Name	:SPL Worldgroup B.V. ....
Statutory seat	:Amsterdam ....
First registration in the commercial register	:06-04-1994 ....
Incorporation deed	:28-03-1994 ....
Deed of latest amendment of articles	:05-06-2002 ....
Authorized capital	:EUR 3.403.351,62 ....
Issued capital	:EUR 732.625,70 ....
Paid up capital	:EUR 732.625,70 ....
There are different classes of shares	:Consult the commercial register file ....
Other information	:See Dutch extract ....

- -

<u>Undertaking:</u>

Tradename(s)	:SPL Worldgroup B.V. ....
Address	:Teleportboulevard 140, 1043EJ Amsterdam ....
Mailing address	:Postbus 2838, 1000CV Amsterdam ....
Telephone number	:020-5405800 ....
Fax number	:020-6447011 ....
Date of establishment	:28-03-1994 ....
Description of business conducted	:See Dutch extract ....
Employees	:0 ....

- -

Director(s):

Name	:Winer, Trevor ....
Date and place of birth	:05-04-1939, Kroonstad, South-Africa ....
Address	:12 Nursery Lane, Constantia 7806 Cape Town, ... South-Africa ....
Date of entry into office	:28-03-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....

Name	:Meresman, Stanley J. ....
Date and place of birth	:28-10-1946, New York City, United States of ...

29,00 17-03-2004   Page 00002 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798   Page 00002

	America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea & Fun, Rozenblum 6 #6101, Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Gruffat, Jean-Claude ....
Date and place of birth	:06-11-1944, Lyon, France ....
Address	:8 Avenue de Lowendal, 75007 Parijs, France ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Peirce, Roger Leland ....
Date and place of birth	:13-08-1943, Longview, Washington, United ...... States of America ....
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, .. United States of America ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Israelstam, Lenard Sidney ....
Date and place of birth	:14-02-1936, Johannesburg, South-Africa ....
Address	:Nachshol street 4, Arsuf 46920, Israel ....
Date of entry into office	:06-10-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Debes, Harry ....
Date and place of birth	:17-02-1951, Torren, Germany ....
Address	:5440 South Elm Court, Denver, Colorado, United States of America ....
Date of entry into office	:19-12-2003 ....
Title	:Directeur ....

20,00 17-03-2004   Page 00003 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL
AMSTERDAM

File number: 33257798   Page 00003

Powers   :Solely/independently authorised ....

Issued by the chamber of commerce

49,00   Amsterdam, 17-03-2004

B. VAN GRONINGEN

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Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: March 17, 2004

Changes registered with the Trade Register as evidenced by this extract:

- Increase of the issued share capital ad EUR 367.88 per March 11, 2004, registered with the Trade Register by means of filing a Form 15.